CERTIFICATE OF AMENDMENT
OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED
OF
HYZON MOTORS INC.

It is hereby certified that:

1.The name of the corporation is Hyzon Motors Inc. (the “Corporation”).

2.The Board of Directors of the Corporation has duly adopted resolutions setting forth proposed amendments of the Second Amended and Restated Certificate of Incorporation, as amended, of the Corporation declaring said amendments to be advisable and calling for the stockholders of the Corporation to consider such amendments at the annual meeting of the stockholders of the Corporation, which amendments would amend and replace Section 4.1 of Article IV of the Second Amended and Restated Certificate of Incorporation, as amended, of the Corporation:

“Section 4.1 Reverse Stock Split; Authorized Capital Stock. Without regard to any other provision of this Second Amended and Restated Certificate, as amended, effective at 12:01, eastern time, on September 11, 2024 (the “Effective Time”), the shares of Class A common stock (the “Common Stock”) issued and held in treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each fifty (50) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive a cash payment equal to the product of the closing sales price of the Common Stock on the applicable national listing exchange on the date that is immediately prior to the Effective Time and the amount of the fractional share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.

Immediately after the Effective Time, the total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 30,000,000 shares, consisting of (a) 20,000,000 shares of Common Stock and (b) 10,000,000 shares of preferred stock (the “Preferred Stock”).”

3.Pursuant to a resolution of the Board of Directors, the annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware (the “DGCL”), at which meeting the necessary number of shares as required by the DGCL were voted in favor of the amendment.

4.The amendment of the Certificate of Incorporation of the Corporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL and shall become effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by the undersigned officer this 6th day of September, 2024.

By:	/s/ Stephen Weiland
Name: Stephen Weiland Title: Chief Financial Officer